August 14, 2024

Mansour Khatib
Chief Executive and Financial Officer
GBT Technologies Inc.
8557 West Knoll Drive
West Hollywood, CA 90069

       Re: GBT Technologies Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 000-54530
Dear Mansour Khatib:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

1. Please make arrangements with your auditor for them to revise their report to cover the balance sheets of GBT Technologies, Inc. as of December 31, 2023 and December 31,
       2022, the related statements of operations, stockholders' equity (deficit), and cash flows for each of the years then ended, and the related notes. Refer to Rules 2-02 and 8-02 of
       Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 August 14, 2024
Page 2

       Please contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769, if you
have any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services